SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Announces Voice over IP Conferencing Capabilities

Genesys Unveils Unique Carrier-Grade VoIP Platform

Denver, Colorado, and Montpellier, France – June 17, 2004 – Genesys Conferencing, a global multimedia conferencing leader, today unveiled a platform scalable to serve over one billion minutes of automated, multimedia desktop conferencing services via Voice over Internet Protocol (VoIP).

Genesys Conferencing has spent the last several years integrating its proprietary software and applications with VoIP technologies. Backed by 15 years of carrier-grade platform-building experience, Genesys Conferencing has created a highly scalable IP-based platform tightly integrated with Genesys Meeting Center.

The platform, consisting of Genesys Conferencing’s IP-based backbone together with carrier-class media servers, is designed to future-proof Genesys’ own infrastructure and provides a stable platform for customers as they migrate to VoIP. It encompasses a range of new technologies developed by Genesys to integrate VoIP capabilities within all stages of the conferencing process, including:

•	An end-to-end IP-based audio platform
•	PSTN (Public Switched Telephone Network) calls converted to IP through media gateways, and vice versa, in accordance with a customer’s existing infrastructure
•	IP - based Web conferencing in Genesys Meeting Center which is completely integrated with the audio platform through IP
•	IP-based support servers, including billing, reporting and monitoring, now also fully integrated with the IP voice infrastructure

The development is a response to Genesys’ Fortune 500 customers and telecom partners looking to consolidate their voice delivery around IP. However, VoIP will ultimately be behind all Genesys Meeting Center services to customers regardless of their existing infrastructure, whether it is based on IP or PSTN. In the case of PSTN, voice traffic will be converted to IP from PSTN at the media gateway, providing a homogenous, seamless, integrated conferencing service.

Voice over IP on the back end

Jim Huzell, Chief Operating Officer of Genesys Conferencing, explained that VoIP on the back end represents a crucial development in anticipation of increased conference call volumes and a demand for converged services, particularly from large enterprises and the telecommunications sector.

“We will be in a position to begin migrating multimedia conferencing services onto our IP backbone during the course of the next few quarters, based on user demand. Last year, we provided over 1.3 billion conferencing minutes globally which could now be processed entirely through VoIP capabilities. From a scalability perspective, however, in terms of number of meetings, the capacity of our Voice over IP-based backbone is, theoretically, infinite.”

Transport agnostic — IP or PSTN

This approach contrasts with “mainstream” VoIP conference offerings that require a VoIP environment at the customer site and, according to Huzell, take little account of the reality within most corporate networks.

“We are announcing what we believe will be a unique, scalable carrier-grade Voice over IP infrastructure, designed to deliver feature-rich, integrated multimedia conferencing services to corporations, regardless of their existing infrastructure. With this investment Genesys Conferencing is announcing a clear, risk-free migration path. If and when companies choose to move toward Voice over IP, we will be capable of offering an absolutely seamless migration for our customers in a changing environment. We will supply exactly the same services throughout an organization, whether it is equipped with a PSTN infrastructure, Voice over IP or a combination of both,” said Huzell. “To our knowledge, Genesys is currently the only conferencing provider with these capabilities.”

He went on to describe industry predictions of wholesale adoption of VoIP within the corporate sector as optimistic, adding that PSTN would remain fundamental at customer sites for the foreseeable future.

“The majority of our customers continue to rely on PSTN for voice, and we will continue to support them with our existing PSTN infrastructure or to convert the traffic from PSTN to IP at the transport stage, depending on customer needs. In this way, Genesys will provide customers with a choice between IP and PSTN. As enterprises migrate to a VoIP environment across different locations, Genesys conferencing services will evolve accordingly, providing an identical, integrated service across each site,” explained Huzell.

Benefits to customers

As Genesys Conferencing customers migrate to VoIP networking at the corporate LAN level, they will receive longer-term strategic benefits of convergence, including:

•	Features and integration with other applications. VoIP will permit better integration with other desktop and enterprise applications such as enterprise resource planning, customer relationship management, collaboration tools and portals.
•	Support for more end points. VoIP allows interoperability with a wide range of devices, such as smartphones, PDAs and PCs.
•	Additional messaging services. Using presence technology, conferencing applications will be integrated with other messaging systems, making it easier to plan meetings or collaborate ad hoc.
•	Customization. Voice prompts and commands can be highly customized according to customer preferences.
•	Scalability. In terms of the number of separate, simultaneous meetings, the capacity of Genesys Conferencing’s IP infrastructure is virtually unlimited.

Genesys Meeting Center

Huzell added that, since the launch of the world’s first automated audio conference service 15 years ago, Genesys Conferencing has continued to provide cutting-edge technology solutions for the conferencing industry.

“Our customers benefit from this heritage with our Genesys Meeting Center technology, Multimedia Minute pricing1, absence of complicated software installations and sensible strategy for migration to IP-based technology. This positioning represents a marked contrast to the mainstream VoIP model requiring enterprises to upgrade their own infrastructure before reaping the benefits of IP.”

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1 Genesys Conferencing’s Multimedia Minute bundled pricing plan provides unlimited use of Genesys Meeting Center, on demand, with no subscription fees, minimum usage levels or seat licenses. Enterprises are simply charged a flat fee per minute, per user, for any combination of audio, Web or video conferencing services.

Genesys Meeting Center offers Web, voice and desktop video conferencing in one integrated service that is available on demand. Simple point-and-click commands allow moderators to deliver PowerPoint presentations, share and edit any document or application in real time and record meetings for playback later. Under the Genesys Conferencing Multimedia Minute pricing model, an industry first, clients are charged one flat per-minute rate for any combination of Web, voice and desktop video conferencing, making it simple and affordable for users to enhance any meeting with online collaboration.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 18,000 clients worldwide, including 200 of the Global 500. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

Contacts at Genesys:

Tricia Heinrich
Global Public Relations, Denver
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

Geoffrey Riggs
European Public Relations, Montpellier
Phone: +33 4 99 13 25 52
geoffrey.riggs@genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer